Exhibit (a)(2)

Three Parkway North, Suite 550
Deerfield, Illinois 60015
847-236-9300
FAX: 847-236-0503
http://www.woodhead.com

July 10, 2006

Dear Stockholder,

We are pleased to inform you that Woodhead Industries, Inc. (“Woodhead”) has entered into a merger agreement with Molex Incorporated (“Molex”) and MLX Acquisition Corp., a wholly owned subsidiary of Molex (“Purchaser”), pursuant to which Purchaser has commenced a tender offer for each outstanding share of Woodhead common stock for $19.25, net to the seller in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of the outstanding shares of Woodhead common stock on a fully diluted basis being tendered in the offer and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger in which each share of Woodhead common stock not purchased in the tender offer will be converted into the right to receive the same per share cash consideration as is paid in the offer.

Your Board of Directors has unanimously determined that the offer and the merger are fair to and in the best interests of Woodhead and its stockholders, has approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the tender offer, and recommends that Woodhead stockholders accept the offer and tender their shares of Woodhead common stock in the offer.

In arriving at its recommendation, your Board of Directors carefully considered a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition, enclosed are the Purchaser’s Offer to Purchase, dated July 10, 2006, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your Woodhead shares to Purchaser. We urge you to read these documents and to consider this information carefully.

On behalf of the management and the Board of Directors of Woodhead, we thank you for the support you have given to Woodhead over the years.

Very truly yours,

Philippe Lemaitre
Chairman, President and Chief Executive Officer